UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

StepStone Group Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

85914M107

(CUSIP Number)

Jennifer Y. Ishiguro

Chief Legal Officer & Secretary

StepStone Group Inc.

277 Park Avenue, 45th Floor

New York, NY 10172

Telephone: (212) 351-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Mark Maruszewski
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,614,205
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,614,205
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Person’s (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of StepStone Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 277 Park Avenue, 45th Floor, New York, NY 10172.

This amendment (the “Amendment”) amends the prior statement on Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on September 29, 2021 (the “Original Filing” and, as amended by this Amendment, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This Statement is being filed by Mark Maruszewski (the “Reporting Person”). On September 11, 2024, the Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

(a)

As of the date of this Statement, the Reporting Person beneficially owns 3,614,205 shares of Class A Common Stock as the direct holder of 41,667 shares of Class A Common Stock, the direct holder of 2,358,011 Class B Units, the beneficial owner of 878,009 Class B Units owned by Sconset Union Capital, LLC and the beneficial owner of 336,518 Class B Units owned by Sconset Union Capital II, LLC.

(b)	The business address of the Reporting Person is c/o StepStone Group Inc., 277 Park Avenue, 45th Floor, New York, NY 10172.

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares With Dispositive Power	Percentage of Class A Common Stock Outstanding(1)
Mark Maruszewski	3,614,205	4.8%

(1)

Based on 71,749,237 shares of Class A Common Stock issued and outstanding as of September 11, 2024, and assuming that the Reporting Person exchanges all of the Class B Units held directly or indirectly by him for shares of Class A Common Stock on a one-for-one basis, but no other unitholder exchanges their Class B Units.

(c) Item 5(c) of Schedule 13D is amended to reflect the following:

On September 11, 2024, in connection with an offering of Class A Common Stock by the Company, the Reporting Person exchanged 193,558 Class B Units in the Partnership for cash pursuant to the Exchange Agreement.

The Reporting Person has not effected any other transaction in shares of Class A Common Stock during the past sixty (60) days.

(d) Item 5(d) of Schedule 13D is amended to reflect the following:

With respect to the securities held by Sconset II, Alexandra Maruszewski, the spouse of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Item 5(e) of Schedule 13D is amended to reflect the following:

The Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock as of September 11, 2024.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
1.	Tenth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on May 31, 2024).
2.	Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).
3.	Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on May 31, 2024).
4.	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).
24.1	Power of Attorney for Mark Maruszewski (incorporated by reference to Exhibit 24.1 of the Original Filing).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2024

/s/ Jennifer Ishiguro, Attorney-in-Fact
Mark Maruszewski